FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of   December, 2002
RIMFIRE MINERALS CORPORATION
700-700 West Pender Street
Vancouver BC Canada V6C 1G8
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Y      Form 40-F   N

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes    N      No    Y

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82























RIMFIRE MINERALS CORPORATION
TSX Venture Exchange: RFM

First Au Strategies Corp.
TSX Venture Exchange: FAV

 JOINT NEWS RELEASE

PR02-19

High Grade Silver-Gold Breccia Mineralization Sheds New Light on Thorn Property

Vancouver, B.C. (December 5, 2002) - Rimfire Minerals Corporation (TSX-Venture:RFM) and First Au Strategies Corp. (TSX-Venture:FAV) are pleased to provide results from the recently-completed prospecting and diamond drilling program at the Thorn Property, located in northwestern British Columbia. The Thorn hosts a high-sulphidation epithermal Silver-Gold-Copper vein system where previous exploration has identified seventeen quartz-sulphide-sulphosalt vein showings over a five by five kilometre area. The initial seven-hole, 500 metre drill program tested three showings over a 1.2 kilometre trend, including the newly discovered Oban Breccia Zone. Fieldwork identified a large hydrothermal breccia unit in excess of 200 metres wide as the source of the previously announced (July 15, 2002) high grade Oban Zone mineralization (6148 g/t (179 oz/t) silver and 3.5 g/t gold). Maps and cross-sections relating to the 2002 program can be found at http://www.rimfireminerals.com or http://www.firstaustrategies.com.

The Oban Breccia is coincident with a very strong Silver-Gold-Arsenic-Lead-Antimony-Zinc soil geochemical anomaly and is open to the southeast. High-grade Silver and Gold mineralization has been identified in outcrop over 160 metres in a north-south trend. At the northern end a grab sample of intensely sericitized breccia with interstitial sulphides assayed
 1260 g/t (37.0 oz/ton) Ag, 5.32 g/t Au, 5.8% Pb, and 5.83% Zn.  A similar outcrop 130 metres to the south assayed 498 g/t (14.6 oz/ton) Ag,
0.44 g/t Au, 3.05% Pb and 0.3% Zn from a grab sample over 2.6 metres.
Thirty metres further south, silicified breccia assayed 391 g/t (11.5 oz/ton) Ag and 25.9 g/t Au. Three shallow holes totaling 234 metres were collared at the Oban Breccia to test surface mineralization. All three holes intersected breccia with hole THN02-11 ending in 28 metres of pyritic breccia with traces of sphalerite, galena and sulphosalts yielding elevated silver, gold, lead and zinc values. The Oban Breccia remains a priority target for future drill programs.

A total of four holes were drilled to test the I Zone and Tamdhu Zone.
All four holes intersected the target structures, confirming the continuity of vein mineralization. Holes THN02-09 and -10 targeted the I Zone, which is a fault/vein system up to 10 metres in width. Intersections are 20 metres and 40 metres, respectively, downdip from surface exposures where quartz-pyrite-tetrahedrite veining assayed 760 g/t (22.2 oz/ton) Ag and
9.3 g/t Au over 0.7 metres. Hole THN02-09 intersected 2.3 metres of 99 g/t (2.9 oz/ton) Ag and 3.5 g/t Au within the 7-metre I Zone fault. Hole THN02-10 cut 1.50 metres of 70.7 g/t (2.1 oz/ton) Ag and 1.4 g/t Au within the same zone. Holes THN02-12 and -13 targeted the Tamdhu fault/vein system where a
2.1 metre sample of surface mineralization assayed 320 g/t (9.4 oz/ton) Ag,
4.2 g/t Au, and 1.26% Cu. Hole THN02-12 intersected 0.52 metres of 67 g/t (1.96 oz/ton) Ag, 3.9 g/t Au and 0.34% Cu and THN02-13 cut 1.65 metres of
454 g/t (13.3 oz/ton) Ag, 3.05 g/t Au and 3.65% Cu. Intersections are 12 metres and 32 metres, respectively, downdip from surface exposures of the Tamdhu Vein.

Prospecting was highly successful in identifying new mineralization. A new Silver-Gold-Copper vein zone, the Glenlivet, was sampled intermittently over a 210 metre strike length. The Glenlivet is a zone of quartz-pyrite-sericite veins approximately 3 metres wide, located west of the Oban Breccia Zone. Highlights include 2580 g/t (75.4 oz/ton) Ag, 20.39 g/t Au, 23.9% Cu and 1170 g/t (34.3 oz/ton) Ag, 2.97 g/t Au and 12.4% Cu from grab samples at either end of the structure.

Robert Archer, Director of First Au Strategies states, "The discovery of high grade mineralization at the Oban Zone Breccia is very significant. Not only does it underscore the potential for new discoveries within this extensively mineralized property, but it adds a new dimension to what was previously thought to be strictly a vein system. The Oban Breccia, which is open to the southeast, has tremendous size potential. The 2003 program will focus on identifying the controls on high grade surface mineralization as a precursor to an aggressive follow-up drilling campaign."

The Thorn exploration program was carried out under the direction of Henry Awmack, P.Eng., a qualified person within the meaning of National Instrument 43-101. Mr. Awmack has reviewed the exploration results contained in this news release. Core was split, with half sent to Acme Analytical Labs in Vancouver and the other half stored for reference on the property. A quality control program was implemented in the field, using standard and duplicate sampling procedures.First Au Strategies Corp. is funding exploration at the Thorn in order to earn a 51% interest in the property. First Au must fund $1.2 million in exploration and make staged cash and share payments totaling $190,000 and 250,000 shares by 2005.

On behalf of Rimfire Minerals Corporation

"David Caulfield"

David Caulfield, P.Geo.
President & CEO
On behalf of First Au Strategies Corp.

"Robert Archer"

Robert A. Archer, P.Geo.
Director

For further information contact

Rimfire Minerals Corporation
David Caulfield and/or Jason Weber
Suite 700 - 700 West Pender Street
Vancouver, BC Canada
Phone: (604) 669-6660  Fax (604) 669-0898
www.rimfireminerals.com
info@rimfire.bc.ca





First Au Strategies Corp.
Kaare Foy and/or Robert Archer
Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia
V6E 2K3
Phone: (604) 608 1766  Fax: (604) 608 1744
www.firstaustrategies.com
oceanic@telus.net

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release














































BC FORM 53-901F
SECURITIES ACT - BRITISH COLUMBIA
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT
Item 1    Reporting Issuer:
    Rimfire Minerals Corporation
    Suite 700 - 700 West Pender Street
    Vancouver, B.C.
    V6C 1G8

Item 2    Date of Material Change:
    December 5, 2002

Item 3    Press Release:
    Date of Issue    Place of Issue
    December 5, 2002   Vancouver, British Columbia
    (See distribution sheet marked Schedule "A" attached.)

Item 4    Summary of Material Change:

Rimfire Minerals Corporation and First Au Strategies Corp. are pleased to provide results from the recently completed prospecting and diamond drilling program at the Thorn Property, located in northwestern British Columbia. The initial seven-hole, 500 metre drill program tested three showings over a 1.2 kilometre trend, including the newly discovered Oban Breccia Zone.

Item 5	Full Description of Material Changes:

Rimfire Minerals Corporation and First Au Strategies Corp. are pleased to provide results from the recently completed prospecting and diamond drilling program at the Thorn Property, located in northwestern British Columbia. The initial seven-hole, 500 metre drill program tested three showings over a 1.2 kilometre trend, including the newly discovered Oban Breccia Zone. Three shallow holes totaling 234 metres were collared at the Oban Breccia to test surface mineralization. All three holes intersected breccia with hole THN02-11 ending in 28 metres of pyritic breccia with traces of sphalerite, galena and sulphosalts yielding elevated silver, gold, lead and zinc values. A total of four holes were drilled to test the I Zone and Tamdhu Zone. All four holes intersected the target structures, confirming the continuity of vein mineralization. Prospecting was highly successful in identifying new mineralization. A new Silver-Gold-Copper vein zone, the Glenlivet, was sampled intermittently over a 210 metre strike length.

Item 6    Reliance on Section 85(2) of the Act:
    Not applicable

Item 7    Omitted Information:
    Not applicable.

Item 8    Senior Officers:

    David A. Caulfield, President
    700 -700 West Pender Street
    Vancouver, British Columbia
    V6C 1G8
    Telephone: (604) 669-6660
    Email: davidc@rimfire.bc.ca



    Henry J. Awmack, Chairman
    700-700 West Pender Street
    Vancouver, British Columbia
    V6C 1G8
    Telephone: (604) 669-6660
    Email: henrya@equityeng.bc.ca


Item 9    Statement of Senior Officer:
    The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of December, 2002.

RIMFIRE MINERALS CORPORATION

"DAVID A. CAULFIELD"

David A. Caulfield
President and CEO

Form 53-901F


SCHEDULE A
Media:

    Market News Publishing Inc.   News Desk
    Canada Stockwatch             News Desk
    The Northern Miner            News Desk
    The Prospector                News Desk
    Standard & Poor's             Corporation Records





Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:   DAVID A. CAULFIELD
      DAVID A. CAULFIELD
      PRESIDENT

Date  December 5, 2002